sembcorp

Washington, DC

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

1 August 2008

08004426

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 21 2008
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	1 August 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	71, 902	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	5,345,671
		After change	5,273,769
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.299%
		After change	0.295%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$302,966.27	

Kwong Sook May
Company Secretary

1 August 2008

sembcorp

Co Regn No: 199802418D

Sembcorp Industries appoints Mr Koh Chiap Khiong as Deputy Group Chief Financial Officer

Singapore, July 31, 2008 - Sembcorp Industries is pleased to announce the appointment of Mr Koh Chiap Khiong as the Deputy Group Chief Financial Officer of the Company with effect from August 1, 2008.

Particulars of Mr Koh are set out in the SGXNet Template – Appointment of Deputy Group Chief Financial Officer released separately.

By Order of the Board

Kwong Sook May
Company Secretary

Print this page

Announcement of Appointment of Deputy Group Chief Financial Officer *
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	31-Jul-2008 17:20:48
Announcement No.	00065

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-08-2008
Name of Person*	Koh Chiap Khiong
Age *	41
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	-
Whether appointment is executive, and if so, the area of responsibility *	Executive. Mr Koh will assist Group Chief Financial Officer in overseeing performance management, accounts and various finance functions.
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Deputy Group Chief Financial Officer
Working experience and occupation(s) during the past 10 years *	2005 to July 2008 - CFO, PowerSeraya Ltd 1998 to 2005 - SVP, Finance, Sembcorp Utilities Pte Ltd

Shareholding * in the listed issuer and its subsidiaries *	Nil

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

Conflict of interests (including any competing business) *	Nil

>> Other Directorships#
These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	PetroSeraya Pte Ltd Sembcorp Utilities (UK) Limited Sembcorp Utilities Teeside Pension Trustees Ltd Wilton Energy Ltd Sembcorp Utilities Investment Management (Shanghai) Limited SMOE Pte Ltd Sembcorp Gas Pte Ltd Sembcorp Power Pte Ltd Sembcorp Cogen Pte Ltd SUT Seraya Pte Ltd SUT Sakra Pte Ltd SMOE Singapore Pte. Ltd. (now known as Sembawang Engineering Singapore Pte Ltd

	SMOE International Pte Ltd Phu My 3 BOT Power Company Ltd Sembawang Engineering Investments Pte Ltd -Liquidated Sembcorp Energy (Kwinana) Pte Ltd Sembcorp Energy (Tuas) Pte Ltd - Striked off
Present	Nil

>> Information required pursuant to Listing Rule 704(7)(h)
Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No

(i) * Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No

(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-

(i)* any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)* any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)* any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)* any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No

in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?

(k) * Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	•

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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sembcorp

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

6 August 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SECltr

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

PRESS RELEASE

SEMBCORP 1H2008 PROFIT BEFORE TAX UP 11% TO S$435 MILLION

SINGAPORE, August 6, 2008 – Sembcorp Industries (Sembcorp) reported a 23% growth in turnover for the first six months of 2008 (1H2008). The Group's turnover grew from S$3.9 billion in the first half of 2007 (1H2007) to S$4.7 billion in 1H2008. Profit before tax was up 11% to S$435 million from 1H2007. Group Profit After Tax and Minority Interest (PATMI) also grew to S$261 million in the first half of the year. 1H2008 PATMI grew by 6% as compared with 1H2007 after adjusting for a S$11.7 million write-back of provision for deferred tax in 1H2007 due to a reduction in the Singapore tax rate.

Sembcorp's Utilities and Marine businesses continued to be its main profit contributors. Its Utilities and Marine businesses accounted for 91% of Group PATMI. Marine's contribution to Group PATMI rose 37% to S$134.4 million mainly due to higher operating margins from its rig building and ship repair businesses and better contribution from its associates. The unit also secured more than S$4.4 billion of new orders, bringing its year-to-date net order book to a record S$9.6 billion, with completions and deliveries stretching till 2012. Utilities' PATMI stood at S$104.1 million with its Singapore operations growing 36% and contributing S$70 million in PATMI. Utilities' overseas operations in China, Vietnam and the Middle East continued to perform in line with expectations, while contribution from Utilities' UK business was lower at S$34.4 million.

Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries, said, "Sembcorp's resilience despite the current challenging global market condition attests to the success of our strategy to focus on businesses that are market leaders and which are capable of providing sustainable earnings.

"Leveraging on our distinctive capabilities in energy and water, we continue to seize growth opportunities through our regional hubs, establishing and growing beachheads in each hub. Since the beginning of the year, we have secured 428,000 cubic metres per day of new water projects, equivalent to about a third of Singapore's water demand. Our Marine business also continues to do well with its record order book."

Sembcorp's FY2008 Outlook

In FY2008, the Group aims to maintain its FY2007 PATMI before exceptional items and the one-off tax write-back barring unforeseen circumstances.

However, the challenging global economic and financial environment creates uncertainty that may affect our forecast.

Highlights from Sembcorp's 1H2008 Financial Results

- Turnover of S$4.7bn, up 23%
- PBT of S$435m, up 11%
- PATMI of S$261m, up 1%
- PATMI up 6%, excl. tax write-back in 1H2007
- Return on Equity (annualised) at 17%
- Strong balance sheet and cash flow
  - Interest cover at 18 times
  - Operating cash flow of S$463m

- E N D -

Analysts and media, please contact:

April Lee (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Ng Lay San (Ms)
Assistant Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

ABOUT SEMBCORP

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environment and industrial park management services in the region. Sembcorp has total assets of over S$9 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

sembcorp

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

SECOND QUARTER AND HALF YEAR ENDED JUNE 30, 2008 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED JUNE 30, 2008

The Board of Directors of Sembcorp Industries Ltd wishes to announce the unaudited results of the Group for the second quarter and half year ended June 30, 2008.

1. GROUP INCOME STATEMENT

	GROUP			GROUP		
	2Q08	2Q07	+ / (-)	1H08	1H07	+ / (-)
	$'000	$'000	%	$'000	$'000	%
Turnover	**2,580,622**	**2,003,506**	**28.8**	**4,733,411**	**3,851,580**	**22.9**
Cost of sales	(2,361,332)	(1,803,224)	31.0	(4,290,994)	(3,495,346)	22.8
Gross profit	219,290	200,282	9.5	442,417	356,234	24.2
General & administrative expenses	(64,366)	(56,674)	13.6	(125,314)	(104,208)	20.3
Non-operating income (net)	38,995	32,627	19.5	48,834	94,161	(48.1)
Finance costs	(10,187)	(13,146)	(22.5)	(24,780)	(25,870)	(4.2)
Share of results (net of tax) of:						
- Associates	39,065	25 428	53.6	72,269	40,780	77.2
- Joint ventures	8,227	15,691	(47.6)	21,322	32,507	(34.4)
Profit before income tax expense	**231,024**	**204,208**	**13.1**	**434,748**	**393,604**	**10.5**
Income tax expense	(32,764)	(34,254)	(4.3)	(68,741)	(58,968)	16.6
Profit for the period	**198,260**	**169,954**	**16.7**	**366,007**	**334,636**	**9.4**
Attributable to:						
Shareholders of the Company	138,184	129,604	6.6	261,287	258,276	1.2
Minority interests	60,076	40,350	48.9	104,720	76,360	37.1
	198,260	**169,954**	**16.7**	**366,007**	**334,636**	**9.4**
Economic Value Added	**138,341**	**111,202**	**24.4**	**260,590**	**196,579**	**32.6**
Earnings per ordinary shares (cents)						
- basic	7.77	7.29	6.6	14.68	14.54	1.0
- diluted	7.69	7.20	6.8	14.55	14.38	1.2

Notes to Group Income Statement:

1a. Profit for the period is arrived at after (charging)/crediting the following significant items:

	Note	GROUP 2Q08 $'000	GROUP 2Q07 $'000	GROUP 1H08 $'000	GROUP 1H07 $'000
Depreciation and amortisation	1	(49,203)	(42,812)	(97,538)	(87,479)
Allowance written back for doubtful debts & bad debts written off (net)		1,186	1,992	1,643	2,167
Share-based expenses	2	(9,141)	(6,389)	(17,144)	(10,441)
Interest income	3	7,903	11,725	17,016	21,952
Dividend income	4	8,299	6,376	8,412	6,376
Other income	5	15,129	12,942	23,798	60,062
Gain on sale of property, plant & equipment and investment properties		967	255	1,051	4,142
Foreign exchange gain / (loss)	6	5,842	4,669	(1,527)	5,122
Finance costs	7	(10,187)	(13,146)	(24,780)	(25,870)

Note:

(1) Higher depreciation and amortisation was due to additions of property, plant and equipment as the Group expanded its operations.

(2) Higher share-based expenses in 2Q08 and 1H08 for a subsidiary.

(3) Lower interest income in 2Q08 and 1H08 was mainly attributable to weakening interest rates.

(4) There was higher dividend income from our investments in Singapore in 2Q08 and 1H08.

(5) A commercial settlement reached with a supplier was recorded as other income in 1H07.

(6) Higher exchange gain in 2Q08 arose from revaluation of USD denominated liabilities. Exchange losses in 1H08 were primarily incurred by Marine.

(7) Lower finance costs in 2Q08 was due to lower interest-bearing borrowings and weakening interest rates.

1b. Income Tax

The Group's tax charge for 2Q08 included a write back of an over provision of tax in respect of prior years of $3,842,000 (2Q07: under provision of tax in respect of prior years of $557,000).

The Group's tax charge for 1H08 included a write back of an over provision of tax in respect of prior years of $2,799,000 (1H07: under provision of tax in respect of prior years of $619,000 and a writeback of provision for deferred tax of $14,454,000 due to reduction in Singapore corporate tax rate).

1c. Economic Value Added

Higher Economic Value Added (EVA) was generated in 2Q08 as compared to 2Q07 due to increased net operating profit after tax (NOPAT) arising from higher net profit before tax, higher share of profits from associates, lower cash operating taxes and adjustments made for deferred taxes which were not included for EVA purposes.

1d. Earnings per ordinary share

Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	Group 2Q08	Group 2Q07	+ / (-) %	Group 1H08	Group 1H07	+ / (-) %
(i) Based on the weighted average number of shares (in cents)	7.77	7.29	6.6	14.68	14.54	1.0
- Weighted average number of shares (in million)	1,779.5	1,778.5	0.1	1,780.1	1,776.1	0.2
(ii) On a fully diluted basis (in cents)	7.69	7.20	6.8	14.55	14.38	1.2
- Adjusted weighted average number of shares (in million)	1,796.5	1,799.0	(0.1)	1,795.5	1,795.7	(0.0)

Notes to Group Income Statement (Cont'd):

1d. Notes to Group Income Statement

Group turnover increased by 29% and 23% in 2Q08 and 1H08 respectively mainly due to higher High Sulphur Fuel Oil ("HSFO") prices as well as strong growth in the rig building, offshore, conversion and repair businesses.

Gross profit margin was lower in 2Q08. Utilities recorded a lower gross profit margin in 2Q08 primarily due to lower profit margins from its power and steam sales in UK. This was mitigated by better operating margins in Marine's rig building and ship repair businesses. In 1H08 however, the gross profit margin was better than 1H07 as the gross profit margin in 1H07 was affected by the unplanned shutdown and repair of the gas turbines of its Cogen plant in Singapore.

Increase in general and administrative expenses in 2Q08 and 1H08 was mainly due to higher personnel related costs.

The higher non-operating income in 2Q08 was mainly attributed to a one-off gain from sale of gas turbine fuel in Singapore and higher dividend income partially offset by marked-to-market loss of power hedges in UK and lower interest income. A commercial settlement received from a supplier of our cogen plant in Singapore and a gain on the sale of land in UK were recognised in 1H07.

Increase in the share of results of associates in 2Q08 and 1H08 came mainly from an associate of Marine. Share of results of our China and Vietnam joint ventures were lower in 2Q08 and 1H08.

Lower income tax expense in 1H07 was due to the writeback of provision for deferred tax arising from a reduction in Singapore corporate tax rate.

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/06/2008 $'000	As at 31/12/2007 $'000	As at 30/06/2008 $'000	As at 31/12/2007 $'000
Equity attributable to shareholders of the Company:-				
Share capital	554,037	551,274	554,037	551,274
Other reserves	412,606	639,448	(4,119)	23,699
Accumulated profits	1,835,831	1,842,096	809,784	884,427
	2,802,474	3,032,818	1,359,702	1,459,400
Minority interests	754,670	797,211	-	-
Total equity	3,557,144	3,830,029	1,359,702	1,459,400
Non-current assets				
Property, plant & equipment	2,592,030	2,601,709	463,524	3,422
Investment properties	29,598	31,291	-	-
Investments in subsidiaries	-	-	1,477,596	1,479,440
Interests in associates	568,688	515,487	-	-
Interests in joint ventures	288,011	270,389	-	-
Other financial assets	413,096	708,234	-	-
Long term receivables and prepayments	46,639	49,572	1,000	-
Intangible assets	108,668	109,510	19,035	90
Deferred tax assets	47,564	37,823	-	-
	4,094,294	4,324,015	1,961,155	1,482,952
Current assets				
Inventories and work-in-progress	1,350,421	1,657,047	8,729	-
Trade and other receivables	1,868,803	1,404,696	247,797	198,310
Assets held for sale	-	26,682	-	-
Bank balances, fixed deposits and cash	1,742,649	1,296,892	63,223	189,470
	4,961,873	4,385,317	319,749	387,780
Current liabilities				
Trade and other payables	2,840,983	2,242,427	391,869	249,183
Excess of progress billings over work-in-progress	840,314	568,741	-	-
Provisions	39,661	31,798	16,341	11,454
Current tax payable	179,396	169,105	1,689	-
Interest-bearing borrowings	328,954	510,194	-	150,000
	4,229,308	3,522,265	409,899	410,637
Net current assets / (liabilities)	732,565	863,052	(90,150)	(22,857)
	4,826,859	5,187,067	1,871,005	1,460,095
Non-current liabilities				
Deferred tax liabilities	369,633	385,567	47,781	195
Provisions	9,997	10,034	500	500
Retirement benefit obligations	19,994	24,109	-	-
Interest-bearing borrowings	761,829	823,486	-	-
Other long-term liabilities	108,262	113,842	463,022	-
	1,269,715	1,357,038	511,303	695
	3,557,144	3,830,029	1,359,702	1,459,400

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

	As at 30/06/2008 $'000	As at 31/12/2007 $'000
Amount repayable:		
(i) In one year or less, or on demand		
Secured	88,149	101,442
Unsecured	241,741	411,568
	329,890	513,010
(ii) After one year		
Secured	406,808	470,997
Unsecured	358,585	356,973
	765,393	827,970
Total	1,095,283	1,340,980

(iii) Details of any collaterals

The Group's borrowings are secured by property, plant and equipment and investment properties with carrying values amounting to $1,065 million (31/12/2007: $1,119 million).

2b. Net asset value

	Group		Company	
	30/06/2008	31/12/2007	30/06/2008	31/12/2007
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.57	1.70	0.76	0.82
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.51	1.64	0.75	0.82

2c. Notes to Balance Sheets

(i) Group

Equity

'Other reserves' decreased due to lower fair value reserve as a result of fair value adjustments for Cosco Corporation (S) Ltd shares held by Sembcorp Marine Ltd. Translation losses arising from the translation of our foreign operations resulted in a lower foreign currency translation reserve due to weakening USD and Sterling. Treasury shares purchased by the Company and a listed subsidiary in 2008 also contributed to the lower 'Other reserves' as at June 30, 2008.

Non-current assets

The decrease in 'Other financial assets' was mainly due to fair value adjustments for Cosco Corporation (S) Ltd shares held by Sembcorp Marine Ltd.

Net current assets

'Trade and other receivables/payables' increased as more projects were undertaken by Sembcorp Marine group. 'Inventories and work-in-progress' decreased while 'Excess of progress billings over work-in-progress' and 'Bank balances, fixed deposits and cash' increased due to advances received from customers for rig building projects.

(ii) Company

There is a significant increase in the 'Property, plant and equipment', 'Trade and other receivables/payables' and 'Other long-term liabilities' of the Company as at June 30, 2008 as compared to December 31, 2007 due to the Company's acquisition of the SUT and Propylene Purification Unit (PPU) divisions from its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd with effect from January 1, 2008. Following this internal transfer of assets and business, SUT and PPU now operate as divisions of the Company.

Interest-bearing borrowings decreased following the maturity of medium-term notes of S$150 million in June 2008.

3. CONSOLIDATED CASH FLOW STATEMENT

	Note	GROUP 2Q08 $'000	GROUP 2Q07 $'000	GROUP 1H08 $'000	GROUP 1H07 $'000
Cash flows from Operating Activities					
Profit for the period		198,260	169,954	366,007	334,636
Adjustments for :					
Interest and dividend income		(16,202)	(18,101)	(25,428)	(28,328)
Finance costs		10,187	13,146	24,780	25,870
Depreciation and amortisation		49,203	42,812	97,538	87,479
Share of results of associated companies and joint ventures		(47,292)	(41,119)	(93,591)	(73,287)
Profit on sale of property, plant and equipment & investment properties		(967)	(255)	(1,051)	(4,142)
Gain on disposal of investments (net)		(1,112)	(3)	(536)	(723)
Allowance written back for stock obsolescence, doubtful debts & bad debts written off (net)		(1,386)	(1,992)	(463)	(2,167)
Changes in fair value of financial instruments and hedged items		10,550	1,900	10,550	(607)
Share based payment expenses		9,141	6,389	17,144	10,441
Allowance (written back) / made for impairment in value of assets		(1,173)	17	(1,104)	565
Income tax expenses		32,764	34,254	68,741	58,968
Operating profit before working capital changes		241,973	207,002	462,587	408,705
Changes in working capital:					
Inventories and work-in-progress		(186,620)	114,647	576,936	(118,040)
Receivables		(201,114)	(143,037)	(399,099)	(127,095)
Payables		316,577	256,198	581,453	432,270
		170,816	434,810	1,221,877	595,840
Income tax paid		(19,685)	(25,441)	(22,965)	(37,473)
Net cash inflow from operating activities		151,131	409,369	1,198,912	558,367
Cash flows from Investing Activities					
Dividend and interest received		37,272	55,568	46,472	66,110
Cash flows on sale of subsidiaries, net of cash disposed	3.1	-	90,556	(219)	93,764
Proceeds from sale of associates and joint ventures		1,818	-	1,818	-
Proceeds from sale of investments		3,343	84	3,364	186
Proceeds from sale of property, plant and equipment		1,458	2,169	1,550	7,410
Proceeds from sale of asset held for sale		26,682	-	26,682	11,000
Additional interest in subsidiaries, net of cash acquired		-	(3,200)	-	(3,200)
Acquisition of associates and joint ventures		-	(3,755)	(680)	(3,755)
Acquisition of other financial assets		(315)	(7,818)	(321)	(7,818)
Purchase of property, plant and equipment		(99,674)	(113,119)	(165,573)	(219,209)
Net cash (outflow) / inflow from investing activities		(29,416)	20,485	(86,907)	(55,512)
Cash flows from Financing Activities					
Proceeds from share issue		-	8,966	2,763	18,723
Proceeds from share issue to minority shareholders of subsidiaries		-	3,791	1,130	7,513
Proceeds from ESOS exercised with issue of treasury shares		2,611	-	2,611	-
Proceeds from ESOS exercised with issue of treasury shares to minority shareholders of subsidiaries		2,517	-	2,517	-
Purchase of treasury shares		-	-	(36,738)	-
Purchase of treasury shares by subsidiary		-	-	(50,326)	-
Proceeds from borrowings		181,811	138,529	366,542	173,400
Repayment of borrowings		(344,287)	(94,998)	(605,680)	(179,489)
Net (decrease) / increase in other long term liabilities		(3,036)	6,164	(4,740)	(129)
Dividend paid to shareholders of the Company		(266,890)	(498,016)	(266,890)	(498,016)
Dividends paid to minority shareholders of subsidiaries		(42,909)	(57,934)	(48,191)	(63,597)
Interest paid		(11,313)	(11,761)	(21,657)	(23,945)
Net cash outflow from financing activities		(481,496)	(505,259)	(658,659)	(565,540)
Net (decrease) / increase in cash and cash equivalents		(359,781)	(75,405)	453,346	(62,685)
Cash and cash equivalents at beginning of the period		2,101,223	1,183,231	1,296,003	1,172,975
Effects of exchange rate changes on cash and cash equivalents		(2,813)	3,260	(10,720)	796
Cash and cash equivalents at end of the period		1,738,629	1,111,086	1,738,629	1,111,086

3. <u>CONSOLIDATED CASH FLOW STATEMENT</u> (Cont'd)

3.1 Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

DETAILS OF SUBSIDIARIES DISPOSED

	Group		Group	
	2Q08	**2Q07**	**1H08**	**1H07**
	$'000	**$'000**	**$'000**	**$'000**
Non-current assets	-	99,613	22,067	102,316
Net current (liabilities) / assets	-	(1,490)	(10,341)	81
Non-current liabilities	-	-	(2,044)	(221)
Minority Interest	-	4	(7,566)	(1,820)
(Loss) / profit on disposal	-	-	(597)	624
Currency translation reserve	-	(804)	824	(804)
Total cash consideration	-	97,323	2,343	100,176
Less: consideration not yet received	-	(1,057)	(2,343)	(1,057)
Less: Cash & bank balances of subsidiaries disposed	-	(5,710)	(219)	(5,932)
Add: Overdraft of subsidiary disposed	-	-	-	577
Cash flows on sale of subsidiaries, net of cash disposed	-	90,556	(219)	93,764

3.2 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

Cash and cash equivalents

<u>Breakdown for Cash & Cash Equivalents:</u>	Group	
	As at 30/06/2008	**As at 30/06/2007**
Bank balances, fixed deposits and cash	1,742,649	1,116,045
Bank overdrafts	(4,020)	(4,959)
	1,738,629	1,111,086

3.3 Notes to Consolidated Cash Flow Statement

Net cash inflow from operating activities for 1H08 was $1,198.9 million. The strong operating cash flow was mainly contributed by our Singapore and UK operations in Utilities, and our Marine business.

Net cash outflow from investing activities for 1H08 was $86.9 million. The Group spent $165.6 million on expansion and operational capex in 1H08.

Net cash outflow from financing activities for 1H08 of $658.7 million relates mainly to dividends paid, purchase of treasury shares, repayment of borrowings and interest paid.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Reserve for own shares	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q08									
At January 1, 2008	551,274	-	29,201	647,630	(37,383)	1,842,096	3,032,818	797,211	3,830,029
Translation adjustments	-	-	-	-	(27,492)	-	(27,492)	(3,029)	(30,521)
Net fair value changes on available for sale financial assets, net of tax	-	-	-	(119,482)	-	-	(119,482)	(76,004)	(195,486)
Net fair value changes on cash flow hedges, net of tax	-	-	-	12,577	-	-	12,577	21,575	34,152
Share of reserve of associates and joint venture companies	-	-	-	(27,764)	(1,688)	-	(29,452)	(775)	(30,227)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	5	42	(578)	(531)	(7,664)	(8,195)
Net loss recognised directly in equity	-	-	-	(134,664)	(29,138)	(578)	(164,380)	(65,897)	(230,277)
Profit for the period	-	-	-	-	-	123,103	123,103	44,644	167,747
Total (loss)/gain recognised for the period	-	-	-	(134,664)	(29,138)	122,525	(41,277)	(21,253)	(62,530)
Issue of shares under Share Option Plan	2,763	-	-	-	-	-	2,763	-	2,763
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	1,130	1,130
Share buyback - held as treasury shares	-	(36,738)	-	-	-	-	(36,738)	-	(36,738)
Treasury shares transferred to employees	-	6,709	-	(6,709)	-	-	-	-	-
Treasury shares held by subsidiary	-	-	-	(33,817)	-	-	(33,817)	(16,509)	(50,326)
Share based payments	-	-	-	6,218	-	-	6,218	1,163	7,381
Dividend paid	-	-	-	-	-	-	-	(5,282)	(5,282)
At March 31, 2008	554,037	(30,029)	29,201	478,658	(66,521)	1,964,621	2,929,967	756,460	3,686,427
2Q08									
Translation adjustments	-	-	-	-	(6,502)	-	(6,502)	(168)	(6,670)
Net fair value changes on available for sale financial assets, net of tax	-	-	-	(26,714)	-	-	(26,714)	(17,418)	(44,132)
Net fair value changes on available for sale financial assets taken to income statement, net of tax	-	-	-	(725)	-	-	(725)	-	(725)
Net fair value changes on cash flow hedges, net of tax	-	-	-	(3,043)	-	-	(3,043)	(2,340)	(5,383)
Share of reserve of associates and joint venture companies	-	-	-	23,439	3,037	-	26,476	1,954	28,430
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	98	80	(84)	94	(8)	86
Net loss recognised directly in equity	-	-	-	(6,945)	(3,385)	(84)	(10,414)	(17,980)	(28,394)
Profit for the period	-	-	-	-	-	138,184	138,184	60,076	198,260
Total (loss) / gain recognised for the period	-	-	-	(6,945)	(3,385)	138,100	127,770	42,096	169,866
Treasury shares transferred to employees	-	6,236	-	(3,141)	-	-	3,095	(118)	2,977
Treasury shares held by subsidiary	-	-	-	5,021	-	-	5,021	(2,161)	2,860
Share based payments	-	-	-	3,511	-	-	3,511	1,302	4,813
Dividend paid	-	-	-	-	-	(266,890)	(266,890)	(42,909)	(309,799)
At June 30, 2008	554,037	(23,793)	29,201	477,104	(69,906)	1,835,831	2,802,474	754,670	3,557,144
1Q07									
At January 1, 2007	525,414	-	29,201	459,457	(13,986)	1,813,090	2,813,176	648,186	3,461,362
Translation adjustments	-	-	-	-	(3,195)	-	(3,195)	(240)	(3,435)
Net fair value changes on available for sale financial assets, net of tax	-	-	-	45,475	-	-	45,475	26,373	71,848
Net fair value changes on cash flow hedges, net of tax	-	-	-	12,755	-	-	12,755	(156)	12,599
Share of reserve of associates and joint venture companies	-	-	-	1,368	-	-	1,368	-	1,368
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(409)	-	77	(332)	(433)	(765)
Net gain / (loss) recognised directly in equity	-	-	-	59,189	(3,195)	77	56,071	25,544	81,615
Profit for the period	-	-	-	-	-	128,672	128,672	36,010	164,682
Total gain recognised for the period	-	-	-	59,189	(3,195)	128,749	184,743	61,554	246,297
Issue of shares under Share Option Plan	9,757	-	-	-	-	-	9,757	-	9,757
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	3,722	3,722
Share based payments	-	-	-	3,467	-	-	3,467	858	4,325
Dividend paid	-	-	-	-	-	-	-	(5,663)	(5,663)
At March 31, 2007	535,171	-	29,201	522,113	(17,181)	1,941,839	3,011,143	708,657	3,719,800
2Q07									
Translation adjustments	-	-	-	-	10,569	-	10,569	834	11,403
Net fair value changes on available for sale financial assets, net of tax	-	-	-	66,001	-	-	66,001	43,427	109,428
Net fair value changes on cash flow hedges, net of tax	-	-	-	16,241	-	-	16,241	176	16,417
Share of reserve of associates and joint venture companies	-	-	-	25,327	2,428	-	27,755	1,521	29,276
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(341)	(365)	119	(587)	(3,715)	(4,302)
Net gain recognised directly in equity	-	-	-	107,228	12,632	119	119,979	42,243	162,222
Profit for the period	-	-	-	-	-	129,604	129,604	40,350	169,954
Total gain recognised for the period	-	-	-	107,228	12,632	129,723	249,583	82,593	332,176
Issue of shares under Share Option Plan	8,966	-	-	-	-	-	8,966	-	8,966
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	3,791	3,791
Share based payments	-	-	-	4,488	-	-	4,488	953	5,441
Dividend paid	-	-	-	-	-	(498,016)	(498,016)	(57,934)	(555,950)
At June 30, 2007	544,137	-	29,201	633,829	(4,549)	1,573,546	2,776,164	738,060	3,514,224

4b. Statements of Changes in Equity of the Company

	Share Capital	Reserve for own shares	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q08					
At January 1, 2008	551,274	-	23,699	884,427	1,459,400
Profit for the period	-	-	-	8,948	8,948
Total gain recognised for the period	-	-	-	8,948	8,948
Issue of shares under Share Option Plan	2,763	-	-	-	2,763
Share based payments	-	-	4,508	-	4,508
Share buyback - held as treasury shares	-	(36,738)	-	-	(36,738)
Treasury shares transferred to employees	-	6,709	(6,709)	-	-
At March 31, 2008	554,037	(30,029)	21,498	893,375	1,438,881
2Q08					
Profit for the period	-	-	-	183,299	183,299
Total gain recognised for the period	-	-	-	183,299	183,299
Share based payments	-	-	1,816	-	1,816
Treasury shares transferred to employees	-	6,236	(3,640)	-	2,596
Dividend paid	-	-	-	(266,890)	(266,890)
At June 30, 2008	554,037	(23,793)	19,674	809,784	1,359,702
1Q07					
At January 1, 2007	525,414	-	13,793	1,065,803	1,605,010
Loss for the period	-	-	-	(6,324)	(6,324)
Total loss recognised for the period	-	-	-	(6,324)	(6,324)
Issue of shares under Share Option Plan	9,757	-	-	-	9,757
Share based payments	-	-	2,512	-	2,512
At March 31, 2007	535,171	-	16,305	1,059,479	1,610,955
2Q07					
Profit for the period	-	-	-	179,224	179,224
Total gain recognised for the period	-	-	-	179,224	179,224
Issue of shares under Share Option Plan	8,966	-	-	-	8,966
Share based payments	-	-	3,065	-	3,065
Dividend paid	-	-	-	(498,016)	(498,016)
At June 30, 2007	544,137	-	19,370	740,687	1,304,194

4c. Changes in the Company's share capital

Issued and paid up capital

As at June 30, 2008, the Company's issued and paid up capital excluding treasury shares comprises 1,779,704,869 (June 30, 2007:1,780,193,926) ordinary shares.

Share Options

During 2Q08, the Company issued 1,468,165 ordinary shares upon the exercise of the options under the Company's Share Option Plan ("SOP") by way of re-issuance of treasury shares (2Q07: 4,471,597 ordinary shares issued by way of issuance of new shares).

As at June 30, 2008, there were 12,165,350 (June 30, 2007: 19,643,438) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

Performance Shares

During 2Q08, 975,000 (2Q07: 850,000) performance shares were granted conditionally under the Performance Share Plan ("PSP").

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at June 30, 2008 was 2,765,763 (June 30, 2007: 2,542,259). Based on the multiplying factor, the maximum number of shares that could be released is 4,148,644 shares (June 30, 2007: 3,813,389).

4c. Changes in the Company's share capital (Cont'd)

Restricted Stocks

During 2Q08, 2,109,500 (2Q07: 1,907,900) restricted stocks were granted conditionally under the Restricted Stock Plan ("RSP"). 11,360 (2Q07: nil) restricted stocks were awarded and 29,817 (2Q07: 48,719) restricted stocks lapsed.

The total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at June 30, 2008 was 3,956,943 (June 30, 2007: 2,912,376). Based on the multiplying factor, the maximum number of restricted stocks that could be released is 5,563,406 (June 30, 2007: 3,786,089).

Treasury Shares

In 2Q08, the Company re-issued 1,480,165 treasury shares pursuant to the SOP and RSP.

As at June 30, 2008, 5,646,671 (June 30, 2007: nil) treasury shares were held that may be re-issued upon the exercise of options under the SOP and upon the vesting of performance shares and restricted stocks under the PSP and RSP respectively.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

Except as disclosed in paragraph 8 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2007.

8. CHANGES IN ACCOUNTING POLICIES

The Group has adopted new/revised FRS that have become effective for the financial year beginning January 1, 2008.

The adoption of the new/revised FRS does not have any material impact on the financial statements.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group achieved a turnover of $4.7 billion for 1H08, an increase of 23% over 1H07. The Group's profit attributable to shareholders of the Company (PATMI) for 1H08 was $261.3 million compared to $258.3 million for 1H07.

The Group also generated Economic Value Added (EVA) of $260.6 million for 1H08 (1H07: $196.6 million).

Turnover

	2Q08	2Q07	Growth		1H08	1H07	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	1,103,494	872,625	230,869	27	2,226,517	1,653,877	572,640	35
Marine	1,384,706	1,051,342	333,364	32	2,299,536	2,004,848	294,988	15
Environment	54,102	51,979	2,123	4	106,859	100,446	6,413	6
Industrial Parks	4,386	6,232	(1,846)	(30)	8,340	15,069	(6,729)	(45)
Others / Corporate	33,934	21,328	12,606	59	91,859	77,340	14,519	19
	2,580,622	2,003,506	577,116	29	4,733,411	3,851,580	881,831	23

Utilities and Marine contributed 96% to the Group's turnover of $4.7 billion in 1H08.

Utilities' turnover increased by 27% to $1.1 billion in 2Q08 due to higher HSFO prices offset by the expiry of a favourable supply contract in UK and depreciation of the Sterling which resulted in lower turnover in Singapore dollar terms.

Turnover for Marine increased by 32% to $1.4 billion in 2Q08 and by 15% to $2.3 billion in 1H08 due to strong performance by its rig building, offshore, conversion and repair businesses.

Decrease in turnover for Industrial Parks in both 2Q08 and 1H08 was due to the divestment of Wuxi Garden City Mall in May 2007.

Revenue of Others/Corporate are mainly contributed by subsidiaries dealing in specialised construction activities and minting.

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	2Q08	2Q07	Growth		1H08	1H07	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	43,177	63,434	(20,257)	(32)	104,076	129,416	(25,340)	(20)
Marine	78,431	52,227	26,204	50	134,408	98,224	36,184	37
Environment	3,159	3,737	(578)	(16)	3,978	7,617	(3,639)	(48)
Industrial Parks	7,858	7,802	56	1	13,896	15,951	(2,055)	(13)
Others / Corporate	5,559	2,404	3,155	131	4,929	7,068	(2,139)	(30)
	138,184	129,604	8,580	7	261,287	258,276	3,011	1

The Group's PATMI increased by 7% to $138.2 million in 2Q08 and by 1% to $261.3 million in 1H08. Utilities and Marine contributed 91% of the Group's PATMI in 1H08.

Utilities recorded lower PATMI in 2Q08 and 1H08 primarily due to lower contributions from its UK and China operations. In 1H07, UK's performance was boosted by a one-off profit on the sale of land. Singapore operations performed better as Singapore operations were impacted by the maintenance inspection and repair of gas turbines of its co-generation plant in 1H07. Our Middle East operations performed according to plan.

The increase in the Group's share of PATMI of Marine in 2Q08 and 1H08 was due to higher operating margins from rig building and ship repair businesses and better contribution from its associates.

Our Environment business recorded a smaller profit in 2Q08 and 1H08 due to ramping up costs incurred for its solid waste treatment and recycling facility and higher labour costs.

The decrease in Industrial Parks' PATMI in 1H08 compared to 1H07 was attributed to the divestment of Wuxi Garden City Mall in May'07 and weakening USD.

PATMI of Others/Corporate was higher in 2Q08 as lower corporate costs were incurred. Lower contribution from the offshore engineering business resulted in lower PATMI of Others/Corporate in 1H08.

10. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

11. PROSPECTS

Utilities
Our Utilities business continues to be a major profit contributor to Sembcorp. However, its performance in UK will continue to be affected by the expiry of favourable supply contracts as well as any further depreciation in Sterling. Performance by our units in other markets may also be impacted by adverse currency movements.

Marine
Our Marine business has year-to-date net order book of $9.6 billion with completion and deliveries stretching till 2012. The fundamentals for the offshore market remain strong. There is high demand for ship repair, fixed and floating production systems as well as rig building with increasing demand for deepwater rigs.

Based on the scheduled completion of these projects and the market environment, Marine expects 2008 to be a better year than 2007.

Environment
Environment's performance in Singapore will be affected by higher fuel cost and expenses for the solid waste treatment and recycling facility.

Industrial Parks
In the event of a slowdown in the manufacturing sector, the industrial parks business will be affected. Our industrial parks unit aims to maintain its performance in FY2008.

Sembcorp Group
In FY2008 the Group aims to maintain its FY2007 PATMI before exceptional items and the one-off tax write-back barring unforeseen circumstances.

However, the challenging global economic and financial environment creates uncertainty that may affect our forecast.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

12. DIVIDEND

No interim dividend for the period ended June 30, 2008 is recommended.

13. SEGMENTAL REPORTING

1H08

(i) Business segments

	Utilities $'000	Marine $'000	Environment $'000	Industrial Parks $'000	Others/ Corporate $'000	Elimi-nation $'000	Total $'000
Turnover							
External sales	2,226,517	2,299,836	106,859	8,340	91,859	-	4,733,411
Inter-segment sales	17,865	2,375	1,544	1,295	209	(23,288)	-
Total	2,244,382	2,302,211	108,403	9,635	92,068	(23,288)	4,733,411
Results							
Segment results	149,922	199,291	(1,168)	2,234	(1,358)	-	348,921
Interest income	5,556	10,372	125	876	12,189	(12,102)	17,016
Interest expense	(21,513)	(6,092)	(1,562)	-	(7,715)	12,102	(24,780)
	133,965	203,571	(2,605)	3,110	3,116	-	341,157
Share of results of associates	501	58,464	8,188	5,116	-	-	72,269
Share of results of joint ventures	8,115	4,233	-	8,618	356	-	21,322
	142,581	266,268	5,583	16,844	3,472	-	434,748
Income tax expense	(30,395)	(38,383)	(576)	(807)	1,420	-	(68,741)
Minority interest	(8,110)	(93,477)	(1,029)	(2,141)	37	-	(104,720)
Net profit for the period	104,076	134,408	3,978	13,896	4,929	-	261,287
Assets							
Segment assets	3,407,745	4,435,272	176,854	186,959	1,019,637	(1,287,554)	7,938,913
Investment in associates	5	242,773	56,554	269,356			568,688
Investment in joint ventures	125,798	32,253	1,097	75,759	53,104		288,011
Tax assets	46,336	5,394	3,709	13,084	192,032	-	260,555
Total assets	3,579,884	4,715,692	238,214	545,158	1,264,773	(1,287,554)	9,056,167
Liabilities							
Segment liabilities	2,219,235	2,844,096	93,396	36,647	1,044,174	(1,287,554)	4,949,994
Tax liabilities	262,937	262,609	5,302	18,092	89	-	549,029
Total liabilities	2,482,172	3,106,705	98,698	54,739	1,044,263	(1,287,554)	5,499,023
Capital expenditure	107,460	52,439	3,363	88	2,496	-	165,846
Significant non-cash items							
Depreciation and amortisation	55,731	33,075	5,426	684	2,622	-	97,538
Other non-cash items (including provisions, loss on disposal and exchange differences)	650	11,147	362	1,548	873	-	14,580

(ii) Geographical segments

	Revenue $'000	%	Segment Assets $'000	%	Total Assets $'000	%	Capital Expenditure $'000	%
Singapore	2,643,515	56	6,935,147	87	7,408,940	82	92,084	56
Rest of Asia	795,177	17	67,442	1	682,087	8	33,729	20
Europe	1,053,606	22	899,888	11	928,583	10	39,941	24
Others	241,113	5	36,436	1	36,557	0	92	0
Total	4,733,411	100	7,938,913	100	9,056,167	100	165,846	100

13. SEGMENTAL REPORTING (Cont'd)

1H07

(i) Business segments

	Utilities	Marine	Enviro	Parks	Others / Corporate	Elimi-nation	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover							
External sales	1,653,877	2,004,848	100,446	15,069	77,340	-	3,851,580
Inter-segment sales	13,594	493	415	1,252	4,250	(20,004)	-
Total	1,667,471	2,005,341	100,861	16,321	81,590	(20,004)	3,851,580
Results							
Segment results	170,733	152,729	(995)	3,127	(1,359)	-	324,235
Interest income	8,671	8,309	429	1,908	14,876	(12,241)	21,952
Interest expense	(20,359)	(6,270)	(1,188)	-	(10,294)	12,2[illegible]	(25,870)
	159,045	154,768	(1,754)	5,035	3,223	-	320,317
Share of results of associates	241	27,945	8,472	4,122		-	40,780
Share of results of joint ventures	13,732	1,164	1,682	10,050	5,879	-	32,507
	173,018	183,877	8,400	19,207	9,102	-	393,604
Income tax expense	(35,598)	(20,109)	(612)	(669)	(1,980)	-	(58,968)
Minority interest	(8,004)	(65,544)	(171)	(2,587)	(54)	-	(76,360)
Net profit for the period	129,416	98,224	7,617	15,951	7,068	-	258,276
Assets							
Segment assets	2,976,257	3,758,873	175,423	193,073	513,733	(588,880)	7,028,479
Investment in associates	-	145,666	54,866	287,361		-	487,893
Investment in joint ventures	115,432	23,169	31,416	64,228	64,513	-	298,758
Tax assets	34,283	2,435	4,276	12,877	229,979	-	283,850
Total assets	3,125,972	3,930,143	265,981	557,539	808,225	(588,880)	8,098,980
Liabilities							
Segment liabilities	1,777,896	2,130,945	128,471	40,007	595,025	(588,880)	4,083,464
Tax liabilities	227,981	200,904	5,124	8,060	59,223	-	501,292
Total liabilities	2,005,877	2,331,849	133,595	48,067	654,248	(588,880)	4,584,756
Capital expenditure	146,321	60,278	12,719	91	1,592	-	221,001
Significant non-cash items							
Depreciation and amortisation	48,788	29,212	4,425	2,577	2,477	-	87,479
Other non-cash items (including provisions, loss on disposal and exchange differences)	1,916	742	110	68	3,104	-	5,940

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	1,750,445	45	5,903,597	84	6,429,640	79	121,712	55
Rest of Asia	437,164	11	181,297	3	702,664	9	21,871	10
Europe	1,582,043	41	910,147	13	921,975	11	77,286	35
Others	81,928	3	33,438	0	44,701	1	132	0
Total	3,851,580	100	7,028,479	100	8,098,980	100	221,001	100

Notes To Segmental Analysis

13a. Business Segments

The Group comprises the following main business segments:

The Utilities segment's principal activities are in provision of energy, water and centralised utilities. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, United Kingdom, Vietnam, China and the United Arab Emirates.

The Marine segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

The Environment segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

The Industrial Parks segment owns, develops, markets and manages industrial parks and townships.

The Others/Corporate segment comprises businesses relating to minting, design and construction activities, offshore engineering and the corporate companies as well as the in-house financing and treasury unit and captive insurance company.

13b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

13c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

14. INTERESTED PERSON TRANSACTIONS

	2Q08 $'000	1H08 $'000
	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Tuas Power Ltd/PowerSeraya Limited[1]	1,678	196,678
- Temasek Capital (Private) Limited and its Associates	16,689	19,759
- MediaCorp Pte Ltd and its Associates	1,454	2,850
- PSA International Pte Ltd and its Associates	12,604	24,362
- Certis Cisco Security Pte Ltd	506	816
- Wildlife Reserves Singapore Pte Ltd and its Associates	175	175
- Singapore Technologies Telemedia Pte Ltd and its Associates	172	339
- Senoko Power Ltd	-	403
	33,278	245,382
Starhub Ltd and its Associates	2,101	4,118
Singapore Airlines Limited and its Associates	547	1,038
SNP Corporation Ltd and its Associates	211	399
	36,137	250,937
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates[2]	215,392	402,516
- Singapore Power Ltd and its Associates	757	1,480
	216,149	403,996
Singapore Technologies Engineering Ltd and its Associates	8,578	8,578
	224,727	412,574
Treasury		
Placement of funds		
Singapore Technologies Pte Ltd and its Associates	10,537	10,537
Total Interested Person Transactions	**271,401**	**674,048**

Note

[1] This relates mainly to the sale of gas by Sembcorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by Sembcorp Cogen Pte Ltd from Sembcorp Gas Pte Ltd for the generation of electricity.

There were no transaction which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2008 to June 30, 2008.

15. CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of Sembcorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, nothing has come to their attention which would render the second quarter and half year ended June 30, 2008 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, Sembcorp Marine Ltd, has also announced and confirmed the results for second quarter and half year ended June 30, 2008.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Tang Kin Fei
Director

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
August 6, 2008


sembcorp
1H2008 Results
Announcement
August 6, 2008

Scope of Presentation

sembcorp

- CEO's Report
- Financial Review
- Operations Review
- Group Outlook

sembcorp

1H2008 Performance Round-Up

sembcorp

Turnover of $4.7bn, up 23%

PBT of $435m, up 11%

PATMI of $261m, up 1%

PATMI up 6%, excl. tax write-back in 1H2007

Return on Equity (annualised) at 17%

Strong balance sheet and cash flow

- Interest cover at 18 times
- Operating cash flow of $463m

Strong Fundamentals

sembcorp

Growing baseload, earnings visibility

Utilities

- $307 million of new and renewed long-term contracts secured ☑
- US$5.5 billion conditional gas deal signed for the importation of an additional 90 BBtu ☑

Marine & Offshore Engineering

- $9.6 billion net order book as at August 5, 2008 with completions and deliveries until 2012 ☑
- Continued contribution and strong outlook for ship repair ☑

Capabilities to Capture Growth Opportunities

sembcorp

Providing Total Water Solutions

Providing total water solutions as a developer, owner and operator of water and wastewater assets using cutting-edge, energy-efficient and environmentally-friendly technologies, focusing mainly on industrial sites and cities


Components Supplier
Systems Integrator/ EPC Contractor
Service Provider/ Operator
sembcorp
End User

Competitive Edge:
-Total integrated solutions:
•Process
•Technology
•O&M capabilities

Management targets Water to contribute about $40-50 million PATMI by 2013

A Growing Pipeline of Water Projects

sembcorp

Additional 428,000m³/day water capacity since January 2008



Capacity (million m3/day)
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
Target capacity:
6 million m3/day in operation and under development by 2012
Targeted water capacity
Over 4 million m3/day in operation and under development
Incoming water capacity
2008
2009
2010
2011
2012

- Secured 228,000 m³/day DBOO Changi NEWater plant ☑
- Building new 40,000 m³/day industrial water recycling facility in Zhangjiagang ☑
- Acquiring 160,000 m³/day water works facilities in Shenyang ☑

sembcorp

Financial Review

Lim

Group

Group Profit & Loss

sembcorp

($M)	1H08	1H07	Δ%
Turnover	4,733	3,852	23
EBITDA	446	412	8
EBIT	349	324	8
PBT	435	394	11
PATMI	261	258	1
PATMI excl. tax writeback in 1H07	261	247	6
EPS (cents)	14.7	14.5	1

Group Turnover

sembcorp

($M)	1H08	1H07	Δ%
Utilities	2,226	1,654	35
Marine	2,300	2,005	15
Environment	107	100	6
Industrial Parks	8	15	(45)
Other Businesses	92	78	19
TOTAL	**4,733**	**3,852**	**23**

Group PATMI

($M)	1H08	1H07	Δ%
Utilities	104.1	129.4	(20)
Marine	134.4	98.2	37
Environment	4.0	7.6	(48)
Industrial Parks	13.9	16.0	(13)
Other Businesses	11.0	13.1	(16)
Corporate	(6.1)	(6.0)	(2)
TOTAL	**261.3**	**258.3**	**1**

Utilities Turnover & PATMI

sembcorp

($M)	1H08	1H07	Δ%
TURNOVER			
Singapore	1,858.6	1,218.8	52
UK	355.9	419.6	(15)
Other countries	29.9	29.1	3
Total Turnover	**2,244.4**	**1,667.5**	**35**
PATMI			
Singapore	70.0	51.3	36
UK	34.4	70.3	(51)
Other countries	8.3	12.5	(34)
Corporate & Others	(8.6)	(4.7)	(83)
Total PATMI	**104.1**	**129.4**	**(20)**

Group Capex

sembcorp

($M)		1H08
Fixed Asset Items		**165.6**
– Utilities	107.5	
– Marine	52.4	
– Environment	3.1	
– Other Businesses	2.6	
Equity Investments		**18.3**
– Utilities	17.6	
– Industrial Parks	0.7	
TOTAL		**183.9**

Group Cash Flow

sembcorp

($M)	1H08	1H07
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	463	408
- changes in working capital	759	187
- tax paid	(23)	(37)
	1,199	**558**
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds & sale of fixed assets	33	112
- acquisitions of investments	(1)	(15)
- acquisitions of fixed assets	(165)	(219)
- dividends, interest & others	46	66
	(87)	**(56)**
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by Sembcorp/subsidiaries	4	26
- proceeds from ESOS exercised with issue of treasury shares	5	-
- purchase of treasury shares by Sembcorp/subsidiary	(87)	-
- repayment of loans & interest	(261)	(29)
- dividend paid & others	(320)	(562)
	(659)	**(565)**
NET INFLOW / (OUTFLOW) DURING THE PERIOD	**453**	**(63)**
CASH & CASH EQUIVALENTS AT END OF THE PERIOD	**1,739**	**1,111**
FREE CASH FLOW	1,247*	599

***Free Cash Flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure of $135 million**

Group Borrowings

sembcorp

($M)	1H08	1H07	Δ%
PF loans	448	511	
Long-term	392	398	
Short-term	255	432	
Gross	**1,095**	**1,341**	
Less: Cash and FD	(1,743)	(1,297)	
Net Debt / (Cash)	**(648)**	**44**	
Net Gearing Ratio	**Net Cash**	**0.01**	
Exclude PF*			
Net Debt / (Cash)	**(844)**	**(306)**	
Net Gearing Ratio	**Net Cash**	**Net Cash**	

*PF – Non-recourse project financing

Financial Indicators

sembcorp

($M)	1H08	1H07 (ACTUAL)
Before EI		
EPS (cents)	29.4*	31.3
ROE (%)	17.1*	19.0
ROTA (%)	8.8*	9.6
Interest Cover (times)	18	16
After EI		
EPS (cents)	29.4*	29.6
ROE (%)	17.1*	18.0
ROTA (%)	8.8*	8.7
Interest Cover (times)	18	15
Per Share		
NAV ($)	1.57	1.70
NTA ($)	1.51	1.64
Economic Value Added	**1H08**	**1H07**
EVA ($M)	260.6	196.6

*Annualised

Operations Review

Targ [illegible]

Ou [illegible]

sembcorp

Utilities

sembcorp

	1H08	Change %
Turnover ($M)	2,244.4	(↑ 35)
EBITDA ($M)	205.7	(↓6)
EBIT ($M)	149.9	(↓12)
PATMI ($M)	104.1	(↓20)
ROE* (%)	19	

- Growth from Singapore operations
- Performance affected by UK unit - expiry of favourable supply contracts, depreciation of the Sterling and a negative mark-to-market power hedge position that will be reversed by end-2008


Sembcorp Utilities, Singapore

* Annualised

Utilities

sembcorp

Key Developments

Singapore

- Awarded DBOO Changi NEWater project to be operational 2009/2010
- Signed a US$5.5 billion conditional Gas Sales Agreement to import an additional 90 BBtu per day of natural gas from Indonesia. Gas delivery is targeted for 2010/2011
- Completed the 400tph very high pressure boiler in July 2008 to boost reliability and capacity of steam production

Utilities

sembcorp

Key Developments

UK

- Enhanced onsite steam capacity with the completion of 120tph package boilers
- Sembcorp Biomass Power Station passed performance test. Strong electricity prices enhances fundamental economics of project
- Delays in the issue of carbon credits until IT trading system is in place. System expected to be established by end 2008

Utilities

sembcorp

Key Developments

China

- Nanjing Sembcorp SUIWU turns profitable
- Growing beachheads
  - Nanjing Chemical Industrial Park
    - Completion of a 30,000 m^3/day high salinity wastewater treatment plant
    - Expansion of wastewater capacity by 12,500 m^3/day. Expected completion by 1H2009
  - Zhangjiagang Free Trade Zone
    - Building new 40,000 m^3/day industrial water recycling facility
    - MOU with Zhangjiagang City to expand scope of cooperation in water management
  - Shenyang Chemical Industrial Park
    - Acquiring 3 water works facilities with design capacity of 160,000 m^3/day
- Announcement by NDRC (Regulator) in June 2008 of a nationwide increase in electricity tariffs

Utilities

sembcorp

Key Developments

China: A regional hub of growth



2008
2009 and beyond
China
Shenyang
Water Works Facilities: 160,000 tpd (2H2008)
Industrial water supply network: 100,000 tpd (2H2008)
Tianjin
WWT plant: 10,000 tpd (2H2008)
Zhangjiagang
WWT plant: 20,000 tpd
WWT plant: 15,000 tpd Phase II expansion * (End 2008)
Industrial water recycling plant: 40,000 tpd (1H2009/2H2010)
Nanjing
WWT plant: 12,500 tpd
Pre-treatment plant: 3,000 tpd
Industrial water plant: 100,000 tpd
WWT plant: 30,000 tpd expansion**
WWT plant: 12,500tpd (1H2009)
Shanghai
Cogeneration plant: 660 MW power / 728 tph steam / 870 tph demin water
Coal-fired boilers: 2 x 130 tph
Demin water: 12,000 tpd (2H2010)
Qinzhou ***

To be acquired ■ Existing Expansion

*high concentration wastewater ** high salinity wastewater

*** Note: HoA signed in June 2008 to develop centralised utilities projects in QEDZ

Utilities

sembcorp

Key Developments

Other Markets

- Phu My 3 (Vietnam) and Fujairah 1 IWPP (UAE) operations continue to perform well
- Regional HQ set up in Abu Dhabi to spearhead growth in MENA


Phu My 3


Fujairah 1 IWPP

Utilities

Key Developments

MENA: A regional hub of growth



Mediterranean Sea
LEBANON
Beirut
Damascus
ISRAEL
Amman
JORDAN
Cairo
EGYPT
WESTERN DESERT
Luxor
Aswan
NUBIAN DESERT
SUDAN
Khartoum
Omdurman
Port Sudan
Red Sea
ERITREA
Asmara
IRAQ
Baghdad
IRAN
Esfahan
Kerman
Shiraz
Kuwait
KUWAIT
SAUDI ARABIA
Jiddah
Mecca
QATAR
Abu Dhabi
Dubai
UNITED ARAB EMIRATES
Muscat
OMAN
Salalah
YEMEN
Sanaa
Aden
Gulf of Aden
Arabian Sea
Socotra

Map source: University of Texas Libraries, The University of Texas at Austin

UAE: Fujairah

- Existing 535MW and 100MiGD IWPP
- 225MW expansion under construction (1Q2009)
- Exploring additional 20MiGD desalination capacity

UAE: Abu Dhabi

- MOU with ZonesCorp to provide centralised utilities and other services in specialised economic zones

Oman: Salalah

- Bid submitted for Salalah IWPP

Marine

sembcorp

	1H08	Change (%)
Turnover ($M)	2,302.2	(↑15)
EBITDA ($M)	223.6	(↑28)
EBIT ($M)	190.9	(↑29)
PATMI ($M)	219.6	(↑38)
ROE* (%)	27	

- Strong top and bottom-line growth
- Net order book of $9.6 billion as at August 5, 2008



Jack-up rig built by Sembcorp Marine

Note: Figures taken at Sembcorp Marine Group level
* Annualised

Marine

sembcorp

Key Developments

- Net order book at $9.6 billion as at August 5, 2008 with completions and deliveries until 2012
- Contracts secured in 2008 to-date worth $4.4 billion
- Strategic alliance with Rio de Janeiro-based MacLaren shipyard to operate a shipyard in Brazil
- Ship repair demand is expected to remain buoyant, while fundamentals for the offshore market remain strong due to positive growth in the global demand for oil and gas

Environment

sembcorp

	1H08	Change (%)
Turnover ($M)	108.4	(↑7)
EBITDA ($M)	4.3	(↑24)
EBIT ($M)	(1.2)	(↓17)
PATMI ($M)	4	(↓48)
ROE* (%)	4	

- Continued focus on pre-disposal treatment and waste-to-resource
- Performance affected by start-up costs of solid waste treatment plant


Solid Waste Treatment and Resource Recovery Plant in Singapore

* Annualised

Environment

sembcorp

Key Developments

- Improvements being made to solid waste treatment and resource recovery plant in Singapore
- Ongoing feasibility study on conversion of recovered resources to alternative fuel. Study to be completed by early 2009
- Australia joint venture continues to secure leading position in waste-to-resource sector with the acquisition of the 50% remaining interest in SITA-CEC

Industrial Parks

sembcorp

	1H08	Change (%)
Turnover ($M)	9.6	(↓41)
EBITDA ($M)	2.9	(↓49)
EBIT ($M)	2.2	(↓29)
PATMI ($M)	13.9	(↓13)
ROE* (%)	5	

- Underlying operations remain healthy
- Contributions affected by translation loss due to weakening USD and divestment of WGCM in May 2007



CHINA
Lao Cai
VSIP Bac Ninh 700ha
HANOI
Hong Gai
Haiphong
VSIP Hai Phong 1,600ha
LAOS
Vinh
Gulf of Tonkin
Hainan (CHINA)
Hue
Da Nang
THAILAND
Qui Nhon
CAMBODIA
Nha Trang
Cam Ranh
• VSIP 500 ha
• VSIP II 345ha
Ho Chi Minh City
Long Xuyen
Can Tho
Dao Phu Quoc
South China Sea
Gulf of Thailand
Con Dao
0 100 200 km
0 100 200 mi

* Annualised

Industrial Parks

sembcorp

Key Developments

- 130 ha of industrial land in VSIP Bac Ninh committed, with profit to be booked over next 2 years

- Broadening recurring income from new developments in WSIP:
  - To develop 80,000 m^2 business park with Hong Kong listed company First Shanghai Ltd
  - Completed 110,000 m^2 build-to-suit factory for Suntech Power. Long term lease commenced August 2008

Group Outlook

sembcorp

Group Outlook

sembcorp

In FY2008, the Group aims to maintain its FY2007 PATMI before exceptional items and the one-off tax write-back barring unforeseen circumstances.

However, the challenging global economic and financial environment creates uncertainty that may affect our forecast.

Positioned for the Future

sembcorp

- Leveraging capabilities in energy and water to seize growth opportunities
- Exploring alternative fuels to enhance centralised utilities business
- Establishing and growing beachheads in regional hubs
- Strong balance sheet to seize opportunities for growth through M&A
- Organised to harness synergies across the group

sembcorp

Vital Partners. Essential Solutions.

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although Sembcorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about Sembcorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. Sembcorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

END